Filed pursuant to Rule 424(b)(3)
File No. 333-231534

EATON VANCE FLOATING-RATE INCOME TRUST
Supplement to Prospectus dated September 28, 2021 and Prospectus Supplement dated September 28, 2021

The following replaces any references, contained either in the Prospectus or the Prospectus Supplement, with respect to the Fund’s: (i) last reported sale price; (ii) net asset value (“NAV”) per Common Share; (iii) percentage premium to NAV per Common Share; (iv) number of Common Shares outstanding; and (v) net assets.

On June 16, 2022, the last reported sale price, NAV per Common Share and percentage premium to NAV per Common Share, were $11.52, $13.03 and (11.59)%, respectively. As of June 16, 2022, we had 29,090,415 Common Shares outstanding and net assets of approximately $378,941,296.

The following replaces the last sentence in the first paragraph under “Use of Proceeds” in the Prospectus Supplement:

Assuming the sale of all of the Common Shares offered under this Prospectus Supplement and the accompanying Prospectus, at the last reported sale price of $11.52 per share for our Common Shares on the NYSE as of June 16, 2022, we estimate that the net proceeds of this offering will be approximately $21,415,112 after deducting the estimated sales load and the estimated offering expenses payable by the Fund.

June 17, 2022